Exhibit (i)

ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW SUITE 900 WASHINGTON, DC 20005-3948 202-508-4600 F 202-508-4650 BOSTON NEW YORK PALO ALTO SAN FRANCISCO TOKYO WASHINGTON, DC www.ropesgray.com

February 28, 2008

Access One Trust

3435 Stelzer Road

Columbus, Ohio 43219

Ladies and Gentlemen:

We are furnishing this opinion in connection with the proposed offer and sale by Access One Trust, a Delaware statutory trust (the “Trust”), of shares of beneficial interest of Access Flex High Yield Fund and Access Flex Bear High Yield Fund (together, the “Shares”) pursuant to post-effective amendment No. 16 on Form N-1A (the “Post-Effective Amendment”) under the Securities Act of 1933, as amended.

We are familiar with the actions taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust’s Certificate of Trust (as on file in the office of the Secretary of State of the State of Delaware), its Agreement and Declaration of Trust, as amended, its By-Laws and such other documents as we deemed necessary for the purposes of this opinion. We assume that upon sale of the Shares by the Trust the Trust will receive the net asset value thereof.

Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares, and that, when the Shares are issued and sold, they will be validly issued, fully paid and nonassessable by the Trust.

We consent to the filing of this opinion as an exhibit to the Post-Effective Amendment.

Very truly yours,

/s/ ROPES & GRAY LLP

Ropes & Gray LLP